February 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Re:	Atlis Motor Vehicles Inc.
Registration Statement on Form S-1
Filed on February 10, 2023
CIK 1722969

Dear Sir or Madam:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Atlis Motor Vehicles Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Washington D.C. time on February 14, 2023, or as soon thereafter as practicable.

Please contact Michael Blankenship or James Brown of Winston & Strawn LLP, counsel to the Company, at (713) 651-2678 or (713) 651-2796, respectively, to provide notice of the effectiveness of the Registration Statement, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Very truly yours,

ATLIS MOTOR VEHICLES INC.

By:	/s/ Mark Hanchett
Name:	Mark Hanchett
Title:	Chief Executive Officer

cc:	Michael Blankenship, Esq., Winston & Strawn LLP
James Brown, Esq., Winston & Strawn LLP